Exhibit 99.2

Bright Scholar Completes Redemption of its Remaining Outstanding 7.45% Senior Notes Due 2022

FOSHAN, China, August 3, 2022 /PRNewswire/ – Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced that it has redeemed all of its outstanding senior notes matured (the “Redemption”) on July 31, 2022 (the “Maturity Date”). The redemption price included the principal amount of all outstanding Senior Notes of US$223,984,000 and the interest of US$8,343,404 accrued till the day before the Maturity Date. The redemption price paid by the Company on the Maturity Date is US$232,327,404.

The Company believes the Redemption will not have an adverse and material impact on its financial position. Upon the completion of the Redemption, all senior notes have been cancelled and delisted from the official list of the Hong Kong Stock Exchange.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507